UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Quarter ended June 30, 2004

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Karnataka, India
(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011

(Address of principal executive offices)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

     Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to “The Company” or to “Wipro” are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Wipro” is a registered trademark of the company in India and the United States. All other trademarks or trade names used in this Quarterly Report on Form 6-K (“Quarterly Report”) are the property of their respective owners.

     In this Quarterly Report, references to “$” or “dollars” or “U.S. Dollars” are to the legal currency of the United States, references to “£” or Pound Sterling are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. The Company’s financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and presented in Indian Rupees. The financial information is translated into U.S. Dollars for the convenience of the reader. Except as otherwise specified, financial information is presented in Rupees. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year.

     Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the “Noon Buying Rate”) as of June 30, 2004, which was Rs. 45.99 per $1. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

     In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30,					As of March 31,
	2003		2004		2004	2004
					Convenience
					translation into
					US$
	(unaudited)		(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	Rs.	2,381,937	Rs.	3,080,271	$66,977	Rs.	3,297,164
Accounts receivable, net of allowances (Note 6)		7,633,729		11,768,913	255,902		10,972,936
Costs and earnings in excess of billings on contracts in progress		2,070,133		2,745,766	59,704		2,099,835
Inventories (Note 7)		1,778,122		1,430,078	31,095		1,438,193
Investments in liquid and short-term mutual funds (Note 9)		12,789,847		13,238,257	287,851		18,479,045
Other investment securities (Note 9)		48,073		—	—		—
Other current assets (Note 8)		3,249,979		3,183,123	69,213		5,051,456

Total current assets		29,951,820		35,446,408	770,742		41,338,629
Property, plant and equipment, net (Note 10)		7,667,834		10,089,997	219,395		9,257,202
Investments in affiliates (Note 14)		480,128		640,755	13,932		619,559
Intangible assets, net (Note 3, 11)		463,487		427,311	9,291		222,864
Goodwill (Note 3, 4, 11)		5,522,078		5,508,936	119,786		5,368,697
Other assets (Note 8)		771,289		923,701	20,085		931,359

Total assets	Rs.	44,856,636	Rs.	53,037,108	$1,153,231	Rs.	57,738,310

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 16)	Rs.	124,578	Rs.	219,912	$4,782	Rs.	969,050
Current portion of long-term debt		28,200		—	—		—
Accounts payable		1,801,463		2,734,405	59,457		2,732,583
Accrued expenses		1,698,715		3,142,844	68,338		2,665,171
Accrued employee costs		1,718,736		2,598,060	56,492		2,012,465
Advances from customers		928,679		1,048,001	22,788		962,751
Other current liabilities (Note 12)		857,395		3,466,689	75,379		1,348,413

Total current liabilities		7,157,766		13,209,911	287,234		10,690,433
Other liabilities		210,450		322,138	7,004		276,206

Total liabilities		7,368,216		13,532,049	294,239		10,966,639

Minority interest		276,898		363,319	7,900		407,919
Stockholders’ equity:
Equity shares at Rs. 2 par value: 750,000,000 shares authorized; Issued and outstanding: 698,277,456, 697,699,446 and 698,446,890 shares as of March 31, 2004, June 30, 2003 and 2004 (Note 17)		465,134		1,396,893	30,374		465,520
Additional paid-in capital (Note 23)		6,949,328		7,239,085	157,406		7,176,679
Deferred stock compensation (Note 23)		(35,136)		(5,760)	(125)		(9,884)
Accumulated other comprehensive income / (loss)		(31,474)		(2,048,392)	(44,540)		918,640
Retained earnings (Note 19)		29,863,745		32,559,989	707,980		37,812,872
Equity shares held by a controlled Trust: 3,943,530, 3,910,830 and 3,943,530 shares as of March 31, 2004, June 30, 2003 and 2004 (Note 23)		(75)		(75)	(2)		(75)

Total stockholders’ equity		37,211,522		39,141,740	851,092		46,363,752

Total liabilities and stockholders’ equity	Rs.	44,856,636	Rs.	53,037,108	$1,153,231	Rs.	57,738,310

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended June 30,
	2003		2004		2004
					Convenience
					translation into
					US$
	(unaudited)		(unaudited)		(unaudited)
Revenues:
Global IT Services and Products
Services	Rs.	9,186,974	Rs.	13,537,868	$294,365
Products		36,055		—	—
India and AsiaPac IT Services and Products
Services		586,021		938,427	20,405
Products		734,267		1,616,850	35,157
Consumer Care and Lighting		781,543		1,026,520	22,321
Others		367,642		576,535	12,536

Total		11,692,502		17,696,200	384,784

Cost of revenues:
Global IT Services and Products
Services		5,752,301		8,335,580	181,248
Products		20,213		—	—
India and AsiaPac IT Services and Products
Services		364,970		547,396	11,903
Products		595,897		1,475,705	32,088
Consumer Care and Lighting		495,424		640,018	13,916
Others		263,505		389,731	8,474

Total		7,492,310		11,388,430	247,628

Gross profit		4,200,192		6,307,770	137,155
Operating expenses:
Selling and marketing expenses		(1,312,686)		(1,301,143)	(28,292)
General and administrative expenses		(786,362)		(855,833)	(18,609)
Research and development expenses		(57,760)		(58,153)	(1,264)
Amortization of intangible assets (Note 11)		(76,129)		(49,627)	(1,079)
Foreign exchange gains/(losses), net		50,271		(467,924)	(10,174)
Others, net		31,139		6,864	149

Operating income		2,048,665		3,581,954	77,885
Loss on direct issue of stock by subsidiary (Note 4)		(175,999)		—	—
Other income, net (Note 20)		166,046		262,255	5,702
Equity in earnings/(losses) of affiliates (Note 14)		(53,941)		29,596	644

Income before income taxes and minority interest		1,984,771		3,873,805	84,231
Income taxes (Note 22)		(201,108)		(597,821)	(12,999)
Minority interest		(3,114)		(21,612)	(470)

Net income	Rs.	1,780,549	Rs.	3,254,372	$70,763

Earnings per equity share:
Basic		2.57		4.69	0.10
Diluted		2.56		4.67	0.10
Weighted average number of equity shares used in computing earnings per equity share:
Basic		693,788,616		694,372,496	694,372,496
Diluted		693,788,616		695,652,503	695,652,503

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares
				Additional		Deferred
	No. of			Paid in		Stock		Comprehensive
	Shares	Amount		Capital		Compensation		Income
Balance as of March 31, 2003	697,691,976	Rs.	465,129	Rs.	6,946,629	Rs.	(64,008)

Issuance of equity shares on exercise of options (unaudited)	7,470		5		2,699		—		—
Amortization of compensation related to employee stock incentive plan (unaudited)	—		—		—		28,872		—
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	1,780,549
Other comprehensive income/(loss)
Translation adjustments (unaudited)	—		—		—		—		(30,905)
Unrealized gain/(loss) on investment securities, net (unaudited)	—		—		—		—		(1,259)

Total other comprehensive income (unaudited)	—		—		—		—		(32,164)

Comprehensive income (unaudited)								Rs.	1,748,385

Balance as of June 30, 2003 (unaudited)	697,699,446	Rs.	465,134	Rs.	6,949,328	Rs.	(35,136)

Cash dividends paid (unaudited)	—		—		—		—		—
Issuance of equity shares on exercise of options (unaudited)	578,010		386		236,609		—		—
Equity shares forfeited, net of issuance by Trust (unaudited)	—		—		—		—		—
Compensation related to employee stock incentive plan, net of reversals (unaudited)	—		—		(9,258)		1,105		—
Amortization of compensation related to employee stock incentive plan (unaudited)	—		—		—		24,147		—
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	8,211,488
Other comprehensive income/(loss)
Translation adjustments (unaudited)	—		—		—		—		(119,521)
Unrealized gain/(loss) on investment securities, net (unaudited)	—		—		—		—		10,668
Unrealized gain on cash flow hedging derivatives, net (unaudited)	—		—		—		—		1,058,967

Total other comprehensive income (unaudited)	—		—		—		—		950,114

Comprehensive income (unaudited)								Rs.	9,161,602

Balance as of March 31, 2004	698,277,456	Rs.	465,520	Rs.	7,176,679	Rs.	(9,884)

Cash dividends paid (unaudited)	—		—		—		—		—
Issuance of equity shares on exercise of options (unaudited)	169,434		111		62,406		—		—
Stock split effected in the form of stock dividend (unaudited) (Note 18)	—		931,262		—		—		—

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Equity Shares held by a
	Accumulated				Controlled Trust
	Other							Total
	Comprehensive		Retained		No. of			Stockholders’
	Income / (loss)		Earnings		Shares	Amount		Equity
Balance as of March 31, 2003	Rs.	690	Rs.	28,083,196	(3,910,830)	Rs.	(75)	Rs.	35,431,561

Issuance of equity shares on exercise of options (unaudited)		—		—	—		—		2,704
Amortization of compensation related to employee stock incentive plan (unaudited)		—		—	—		—		28,872
Comprehensive income
Net income (unaudited)		—		1,780,549	—		—		1,780,549
Other comprehensive income/(loss)
Translation adjustments (unaudited)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (unaudited)		—		—	—		—		—
Total other comprehensive income (unaudited)		(32,164)		—	—		—		(32,164)
Comprehensive income (unaudited)
Balance as of June 30, 2003 (unaudited)	Rs.	(31,474)	Rs.	29,863,745	(3,910,830)	Rs.	(75)	Rs.	37,211,522

Cash dividends paid (unaudited)		—		(262,361)	—		—		(262,361)
Issuance of equity shares on exercise of options (unaudited)		—		—	—		—		236,995
Equity shares forfeited, net of issuance by Trust (unaudited)		—		—	(32,700)		—		—
Compensation related to employee stock incentive plan, net of reversals (unaudited)		—		—	—		—		(8,153)
Amortization of compensation related to employee stock incentive plan (unaudited)		—		—	—		—		24,147
Comprehensive income
Net income (unaudited)		—		8,211,488	—		—		8,211,488
Other comprehensive income/(loss)
Translation adjustments (unaudited)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (unaudited)		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net (unaudited)		—		—	—		—		—
Total other comprehensive income (unaudited)		950,114		—	—		—		950,114
Comprehensive income (unaudited)
Balance as of March 31, 2004	Rs.	918,640	Rs.	37,812,872	(3,943,530)	Rs.	(75)	Rs.	46,363,752

Cash dividends paid (unaudited)		—		(7,575,993)	—		—		(7,575,993)
Issuance of equity shares on exercise of options (unaudited)		—		—	—		—		62,517
Stock split effected in the form of stock dividend (unaudited) (Note 18)		—		(931,262)	—		—		—

	Equity Shares
				Additional		Deferred
	No. of			Paid in		Stock		Comprehensive
	Shares	Amount		Capital		Compensation		Income
Amortization of compensation related to employee stock incentive plan (unaudited)	—		—		—		4,124		—
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	3,254,372
Other comprehensive income / (loss)
Translation adjustments (unaudited)	—		—		—		—		85,411
Unrealized loss on cashflow hedging derivatives (unaudited)	—		—		—		—		(3,052,443)

Total other comprehensive income / (loss) (unaudited)	—		—		—		—		(2,967,032)

Comprehensive income (unaudited)								Rs.	287,340

Balance as of June 30, 2004 (unaudited)	698,446,890	Rs.	1,396,893	Rs.	7,239,085	Rs.	(5,760)

Balance as of June 30, 2004 ($) (unaudited)			$30,374		$157,406		$(125)

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Equity Shares held by a
	Accumulated				Controlled Trust
	Other							Total
	Comprehensive		Retained		No. of			Stockholders’
	Income / (loss)		Earnings		Shares	Amount		Equity
Amortization of compensation related to employee stock incentive plan (unaudited)		—		—	—		—		4,124
Comprehensive income
Net income (unaudited)		—		3,254,372	—		—		3,254,372
Other comprehensive income / (loss)
Translation adjustments (unaudited)		—		—	—		—		—
Unrealized loss on cashflow hedging derivatives (unaudited)		—		—	—		—		—
Total other comprehensive income / (loss) (unaudited)		(2,967,032)		—	—		—		(2,967,032)
Comprehensive income (unaudited)
Balance as of June 30, 2004 (unaudited)	Rs.	(2,048,392)	Rs.	32,559,989	(3,943,530)	Rs.	(75)	Rs.	39,141,740

Balance as of June 30, 2004 ($) (unaudited)		$(44,450)		$707,980			$(2)		$851,092

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Three months ended June 30,
	2003		2004		2004
					Convenience
					translation
					into US$
	(unaudited)		(unaudited)		(unaudited)
Cash flows from operating activities:
Net income	Rs.	1,780,549	Rs.	3,254,372	$70,763
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on sale of property, plant and equipment		4,887		(88,270)	(1,919)
Depreciation and amortization		481,629		563,840	12,260
Deferred tax charge / (benefit)		(31,737)		(32,498)	(708)
Loss on direct issue of stock by affiliate		175,999		—	—
Amortization of deferred stock compensation		28,872		4,124	90
Equity in losses / (earnings) of affiliates		53,941		(29,596)	(644)
Minority interest		3,114		21,612	470
Changes in operating assets and liabilities:
Accounts receivable		428,543		(795,977)	(17,308)
Costs and earnings in excess of billings on contracts in progress		(611,171)		(645,931)	(14,045)
Inventories		(328,624)		8,115	176
Other assets		(249,910)		269,486	5,861
Accounts payable		(448,068)		1,822	40
Accrued expenses and employee costs.		547,805		1,063,268	23,120
Advances from customers		—		85,250	1,854
Other liabilities		74,270		718,812	15,630

Net cash provided by operating activities		1,910,099		4,398,429	95,639

Cash flows from investing activities:
Expenditure on property, plant and equipment		(802,870)		(1,468,421)	(31,929)
Proceeds from sale of property, plant and equipment		62,277		219,922	4,782
Dividends received from affiliates		—		8,400	183
Purchase of investments in liquid and short-term mutual funds		(8,102,521)		(18,952,294)	(412,096)
Proceeds from sale of liquid and short-term mutual funds		—		24,193,418	526,058
Purchase of other investment securities		3,126,074		—	—
Proceeds from sale and maturities of other investment securities		477,494		—	—
Redemption/maturity of inter-corporate deposits		214,300		—	—
Purchase of intangible assets		(50,000)		(271,660)	(5,907)
Payment for acquisitions (including minority interest), net of cash acquired		(458,250)		(83,995)	(1,826)

Net cash provided by / (used in) continuing operations		(5,533,496)		3,645,370	79,264
Net cash provided by discontinued operations		12,667		—	—

Net cash provided by / (used in) investing activities		(5,520,829)		3,645,370	79,264

Cash flows from financing activities:
Proceeds from issuance of equity shares		2,704		62,517	1,359
Proceeds from issuance of equity shares by a subsidiary		97,785		—	—
Proceeds from / (repayments of) short-term borrowing from banks, net		(383,941)		(749,138)	(16,289)
Payment of cash dividends		—		(7,575,993)	(164,731)

Net cash provided by/(used in) financing activities		(283,452)		(8,262,614)	(179,661)

Net increase/(decrease) in cash and cash equivalents during the period		(3,894,182)		(218,815)	(4,758)
Effect of exchange rate changes on cash		(6,895)		1,922	42
Cash and cash equivalents at the beginning of the period		6,283,014		3,297,164	71,693

Cash and cash equivalents at the end of the period	Rs.	2,381,937	Rs.	3,080,271	$66,977

Supplementary information:
Cash paid for interest	Rs.	5,776	Rs.	11,474	$249
Cash paid for taxes		170,902		401,948	8,740

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data and where otherwise stated)

1. Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited, Spectramind Limited, Wipro Healthcare IT Limited, Wipro Consumer Care Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.

2. Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the consolidated financials statements and related notes included in the Company’s annual report on Form 20-F for the year ended March 31, 2004.

     Functional currency and exchange rate translation. The functional currency of the Company, including its consolidated foreign subsidiaries, except Wipro Inc. and Wipro Holdings (Mauritius) Limited is the Indian rupee. The functional currency of Wipro Inc. and Wipro Holdings (Mauritius) Limited is the US dollar. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.

     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains / losses are included in the statement of income.

     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the three months ended June 30, 2004, have been translated into US dollars at the noon buying rate in New York City on June 30, 2004, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 45.99. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed. Revenue from sale of goods is recognized, in accordance with the sales contract, on dispatch from the factories / warehouses of the Company.

     In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. The Company has elected to adopt the guidance in EITF Issue No. 00-21 for all revenue arrangements entered into from the quarter beginning July 1, 2003.

     Prior to adoption of EITF Issue No. 00-21, the Company had elected an accounting policy to recognize revenue for certain contracts on completion of installation, where the customer was not obligated to pay a portion of the contract price allocable to the delivered products until installation was completed. EITF Issue No. 00-21 does not permit such an election. Consequently, for all revenue arrangements entered into on or after July 1, 2003, the amount allocable to the products is recognized as revenue on dispatch from the factories/warehouses of the Company. The amount allocable to the installation services is deferred and recognized on completion of the installation.

     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.

     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.

     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted average method for all categories of inventories.

     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value is based on quoted market prices. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.

     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.

     Shares issued by subsidiary / affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if it meets the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.

     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units.

     The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.

     In the first step, the fair value of the reporting unit is compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	2-5 years
Marketing-related intangibles	2-20 years
Technology-based intangibles	5 years

     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.

     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.

     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. The provision for income taxes for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

     Stock-based compensation. The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of Financial Accounting Standards Board (FASB) Statement No. 123.

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
Net income, as reported	Rs.	1,780,549	Rs.	3,254,372
Add: Stock-based employee compensation expense included in reported net income, net of tax effects		28,872		4,124
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		601,949		368,702

Pro forma net income	Rs.	1,207,472	Rs.	2,889,794

Earnings per share: Basic
As reported		2.57		4.69
Pro forma		1.74		4.16
Earnings per share: Diluted
As reported		2.56		4.67
Pro forma		1.74		4.15

     There were no option grants during the three months ended June 30, 2003 and 2004.

     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts and options (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies.

     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging derivatives and the ineffective portion of the hedging instruments are immediately recognized in consolidated statements of income.

     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

     Recent accounting pronouncements. In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Adoption of FIN No. 46 did not have a material impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements of the Company.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements of the Company.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal years ending after December 15, 2003. The Company has adopted the disclosure provisions of SFAS No. 132.

     Reclassifications. Until March 31, 2004, the Company reported an aggregate amount of selling, general and administrative expenses. With effect from the current period, the Company reports selling and marketing expenses and general and administrative expenses separately. Amounts reported in prior periods have been reclassified to conform to the current presentation.

3. Acquisitions

Nervewire Inc (Wipro Nervewire)

     In May 2003, Wipro acquired Wipro Nervewire, a Massachusetts-based business and IT consulting company serving customers in the financial services sector, for a consideration of Rs. 877,679. Through this acquisition, the Company intends to enhance its IT consulting capabilities by leveraging the domain expertise of Wipro Nervewire in providing strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

     The total purchase price has been allocated, based on management’s estimates and independent appraisals, to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	544,608
Customer-related intangibles		19,176
Goodwill		313,895

Total	Rs.	877,679

4. Acquisition of Ownership Interest in a Subsidiary

     As more fully described in note 23, as of March 31, 2003, Wipro Spectramind had 9,329,762 employee stock options outstanding under the Wipro Spectramind option plan. During the three months ended June 30, 2003, 3,325,490 options were exercised at a weighted average exercise price of Rs. 29.41.

     As a result of the option exercise, the Company’s ownership interest in Wipro Spectramind reduced from 100% to 94.5%. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 175,999. Additionally, in accordance with the accounting policy adopted by the Company, this decline in carrying value has been included in the statement of income as a loss on direct issue of stock by subsidiary. In the three months ended December 31,

2003, 852,804 options were exercised, which resulted in further reduction of the Company’s ownership interest in Wipro Spectramind to 93%.

     Of the 4,178,294 shares arising out of these option exercises, 3,996,387 shares are covered by a share purchase feature that entitles the Company to repurchase these shares at fair value and also gives the employee the right to sell the shares back to the Company at fair value. The Company and the employee can exercise this repurchase right after six months from the date of option exercise.

5. Cash and Cash Equivalents

     Cash and cash equivalents as of June 30, 2003 and 2004 comprise of cash, cash on deposit with banks and highly liquid investments.

6. Accounts Receivable

     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Three months ended June 30,				As of March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
Balance at the beginning of the period	Rs.	598,887	Rs.	720,024	Rs.	598,887
Additional provision during the period		103,693		141,280		144,860
Bad debts charged to provision		—		—		(23,723)

Balance at the end of the period	Rs.	702,580	Rs.	861,304	Rs.	720,024

7. Inventories

     Inventories consist of the following:

	As of June 30,				As of March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
Stores and spare parts	Rs.	32,618	Rs.	32,408	Rs.	31,509
Raw materials and components		420,739		520,809		551,402
Work-in-process		137,412		189,350		159,523
Finished goods		1,187,353		687,511		695,759

	Rs.	1,778,122	Rs.	1,430,078	Rs.	1,438,193

Finished goods as of March 31, 2004, June 30, 2003, and 2004 include inventory of Rs. 146,171, Rs. 601,205 and Rs. 114,312 respectively, with customers pending installation.

8. Other Assets

     Other assets consist of the following:

	As of June 30,				As of March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
Prepaid expenses	Rs.	700,010	Rs.	608,364	Rs.	790,100
Due from officers and employees		760,217		854,954		1,029,770
Advances to suppliers		92,463		240,636		139,270
Balances with statutory authorities		20,726		33,820		31,085
Deposits		659,373		791,191		743,993
Inter-corporate deposits		75,003		—		—

Advance income taxes		828,163		475,717		636,098
Derivative asset		—		—		1,607,049
Others		885,313		1,045,680		1,005,450

		4,021,268		4,106,824		5,982,815
Less: Current assets		(3,249,979)		(3,183,123)		(5,051,456)

	Rs.	771,289	Rs.	923,701	Rs.	931,359

9. Investment Securities

     Investment securities consist of the following:

	As of June 30, 2003						As of June 30, 2004
	(unaudited)						(unaudited)
			Gross						Gross
			Unrealized						Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	12,789,847	Rs.	—	Rs.	12,789,847	Rs.	13,223,707	Rs.	14,550	Rs.	13,238,257
Equity securities		121		—		121		—		—		—

		12,789,968		—		12,789,968		13,223,707	Rs.	14,550		13,238,257

Held-to-maturity:
Debt securities		47,952		—		47,952		—		—		—

		47,952		—		47,952		—		—		—

	Rs.	12,837,920	Rs.	—	Rs.	12,837,920	Rs.	13,223,707	Rs.	14,550	Rs.	13,238,257

	As of March 31, 2004
			Gross
			Unrealized
	Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	18,464,492	Rs.	14,553	Rs.	18,479,045
Equity securities		—		—		—

		18,464,492		14,553		18,479,045

Held-to-maturity:
Debt securities		—		—		—

		—		—		—

	Rs.	18,464,492	Rs.	14,553	Rs.	18,479,045

     Dividends from available for sale securities during the three months ended June 30, 2003 and 2004 were Rs. 143,016 and Rs 171,468 respectively, and are included in other income.

10. Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	As of June 30,				As of March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
Land	Rs.	530,037	Rs.	713,203	Rs.	591,435
Buildings		2,228,422		3,139,920		3,121,021
Plant and machinery		6,977,357		8,129,951		7,756,395
Furniture, fixtures and equipment		1,560,016		1,968,839		1,876,149
Vehicles		604,148		859,901		781,933
Computer software for internal use		1,131,805		1,197,122		1,164,463
Capital work-in-progress		1,242,963		2,050,537		1,427,285

		14,274,748		18,059,473		16,718,681
Accumulated depreciation and amortization		(6,606,914)		(7,969,476)		(7,461,479)

	Rs.	7,667,834	Rs.	10,089,997	Rs.	9,257,202

     Depreciation expense for the three months ended June 30, 2003 and 2004, is Rs. 405,500 and Rs. 514,213 respectively. This includes Rs. 64,843 and Rs. 40,654 as amortization of capitalized internal use software, during the three months ended June 30, 2003 and 2004, respectively.

11. Goodwill and Intangible Assets

     Information regarding the Company’s intangible assets acquired either individually or in a business combination consist of the following:

	As of June 30,
	2003						2004
			(unaudited)						(unaudited)
	Gross						Gross
	carrying		Accumulated				carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	34,300	Rs.	5,790	Rs.	28,510	Rs.	34,300	Rs.	11,300	Rs.	20,000
Customer-related intangibles		587,833		219,780		368,053		560,970		472,301		88,669
Marketing-related intangibles		83,534		16,630		66,924		355,969		40,327		315,642
Others		950		950		—		950		950		—

	Rs.	706,637	Rs.	243,150	Rs.	463,487	Rs.	952,189	Rs.	524,878	Rs.	427,311

	As of March 31, 2004
	Gross
	carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	34,300	Rs.	8,790	Rs.	25,510
Customer-related intangibles		578,556		433,974		144,582
Marketing-related intangibles		84,309		31,537		52,772
Others		950		950		—

	Rs.	698,115	Rs.	475,251	Rs.	222,864

     The movement in goodwill balance is given below:

	Three months ended				Year ended
	June 30,				March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
Balance at the beginning of the period	Rs.	5,186,617	Rs.	5,368,697	Rs.	5,186,617
Goodwill relating to acquisitions consummated during the period		373,304		35,369		293,071
Effect of translation adjustments		(37,843)		104,870		(110,991)

Balance at the end of the period	Rs.	5,522,078	Rs.	5,508,936	Rs.	5,368,697

     Goodwill has been allocated to the following reportable segments:

	As of June 30,				As of March 31,
Segment	2003		2004		2004
	(unaudited)		(unaudited)
Global IT Services and Products	Rs.	4,865,838	Rs.	4,852,696	Rs.	4,712,457
India and AsiaPac IT Services and Products		656,240		656,240		656,240

Total	Rs.	5,522,078	Rs.	5,508,936	Rs.	5,368,697

12. Other Current Liabilities

     Other current liabilities consist of the following:

	As of June 30,				As of March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
Statutory dues payable	Rs.	416,222	Rs.	1,006,068	Rs.	867,927
Taxes payable		54,139		72,522		81,866
Warranty obligations		253,274		369,477		357,356
Derivative liability		—		1,825,408		—
Others		133,760		193,214		41,264

	Rs.	857,395	Rs.	3,466,689	Rs.	1,348,413

     The activity in warranty obligations is given below:

	Three months ended		Year ended
	June 30,		March 31,
	2004		2004
	(unaudited)
Balance at the beginning of the period	Rs.	357,356	Rs.	293,260
Additional provision during the period		90,635		319,322
Reduction due to payments		(78,514)		(255,226)

Balance at the end of the period	Rs.	369,477	Rs.	357,356

13. Operating Leases

     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 93,676 and Rs.123,345 for the three months ended June 30, 2003 and 2004, respectively.

     Details of contractual payments under non-cancelable leases is given below:

Year ending June 30,
2005		109,673
2006		146,308
2007		155,819
2008		157,025
2009		158,899
Thereafter		358,609

Total	Rs.	1,086,333

Prepaid expenses as of March 31, 2004, June 30, 2003 and 2004 include Rs.207,824, Rs. 210,454 and Rs. 31,056 respectively, being prepaid operating lease rentals for lands obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

14. Investments in Affiliates

Wipro GE Medical Systems (Wipro GE)

     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2004, June 30, 2003 and 2004, was Rs. 456,459, Rs. 346,268 and Rs. 478,055 respectively. The Company’s equity in the losses of Wipro GE for three months ended June 30, 2003 was Rs.54,331 and the Company’s equity in the income of Wipro GE for the three months ended June 30, 2004 was Rs. 21,596 respectively.

WeP Peripherals

     The Company has accounted for its 39.7% and 40.5% interest as of June 30, 2003 and 2004 respectively, in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2004, June 30, 2003 and 2004 was Rs.163,100, Rs. Rs.133,860 and Rs.162,700 respectively. The Company’s equity in the income of WeP Peripherals for the three months ended June 30, 2003 and 2004 was Rs. 390 and Rs. 8,000 respectively.

15. Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable / revenues as of / for the three months ended June 30, 2003 and 2004.

     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company limits the effects of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into forward foreign exchange contracts, where the counterparty is a bank. The Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange contracts mature between one to thirteen months.

     The Company has designated the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated effective and qualify as cash flow hedges, under SFAS No. 133, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging derivatives and the ineffective portion of the hedging derivatives are immediately recognized in consolidated statements of income.

     As of June 30, 2004, the Company has recorded losses of Rs. 1,993,476 as a component of accumulated other comprehensive income within stockholder’s equity.

     In addition, the Company has purchased put options to sell US dollars. Contemporaneously, the Company has written put options to sell US dollars. These options are determined as net written options and therefore ineligible for hedge accounting under SFAS No. 133. Consequently, the changes in fair value of the net written options of Rs. 241,807 is recognized as expense in the consolidated statements of income.

     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of June 30,		As of March 31,
	2003	2004	2004
	(unaudited)	(unaudited)
Forward contracts (sell)	$113,500	$1,224,512	$867,000
	£2,500	—	£3,250
Net written options (sell)	—	$73,500	$113,000

     As of June 30, 2004 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

16. Borrowings from Banks

     The Company has an Indian line of credit of Rs. 1,540,000 and a US line of credit of $ 10,000 from its bankers for working capital requirements. Both the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 12.7% and 9% for the three months ended June 30, 2003 and 2004, respectively. The US line of credit bears interest at 60 basis points over the London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17. Equity Shares and Dividends

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 9,487,500 ADSs representing 9,487,500 equity shares (one ADS represents one equity share), at an offering price of $13.79 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

     Should the Company declare and pay dividend, such dividend will be paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

     The Company paid cash dividends, including tax on distribution of dividends, of Rs. 7,575,993 during the three months ended June 30, 2004. The cash dividend per share was Rs. 9.67 during the three months ended June 30, 2004.

18. Stock Dividend

     In June 2004, the members of the Company approved a stock dividend in the ratio of 2 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company has issued 465,631,260 additional shares and has transferred an amount of Rs 931,262 from retained earnings to equity shares. Share and per share data for all periods reported have been adjusted to reflect the stock dividend. Capitalisation of retained earnings aggregating Rs. 931,262 has been recorded during the quarter ended June 30, 2004.

19. Retained Earnings

     The Company’s retained earnings as of March 31, 2004, June 30, 2003 and 2004, include restricted retained earnings of Rs. 259,538, which are not distributable as dividends under Indian company laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.

     Retained earnings as of March 31, 2004, June 30, 2003 and 2004, also include Rs. 475,959, Rs. 336,528 and Rs. 497,155 respectively, of undistributed earnings in equity of affiliates.

20. Other Income, Net

     Other income consists of the following:

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
Interest income/(expense), net	Rs.	23,030	Rs.	3,669
Dividend income		143,016		171,468
Others		—		87,118

	Rs.	166,046	Rs.	262,255

21. Shipping and Handling Costs

     Selling and marketing expenses for the three months ended June 30, 2003 and 2004, include shipping and handling costs of Rs. 9,699 and Rs. 14,791 respectively.

22. Income Taxes

     Income taxes have been allocated as follows:

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
Net income	Rs.	201,108	Rs.	597,821
Stockholders equity for:
Unrealized gains/(loss) on investment securities, net		(143)		—

Total income taxes	Rs.	200,965	Rs.	597,821

     Income taxes consist of the following:

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
Current taxes
Domestic	Rs.	94,884	Rs.	351,086
Foreign		137,961		279,233

		232,845		630,319
Deferred taxes		(31,737)		(32,498)

Total income tax expense	Rs.	201,108	Rs.	597,821

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax since the year ended March 31, 2004. The aggregate rupee and per share (basic) effects of these tax exemptions, are Rs. 500,240 and Rs. 0.72 per share for the three months ended June 30, 2003, Rs.779,621 and Rs.1.12 per share for the three months ended June 30, 2004.

23. Employee Stock Incentive Plans

     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 656,565, 674,640 and 656,565 shares held by employees as of March 31, 2003, June 30, 2003 and 2004 respectively, subject to vesting conditions are included in the outstanding equity shares.

     The movement in the shares held by the WERT is given below:

	Three months ended June 30,		Year ended March 31,
	2003	2004	2004
	(unaudited)	(unaudited)
Shares held at the beginning of the period	3,910,830	3,943,530	3,910,830
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	32,700

Shares held at the end of the period	3,910,830	3,943,530	3,943,530

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the three months ended June 30 2003 and 2004, was Rs. 28,872 and Rs. 4,124 respectively. The stock-based compensation has been allocated to cost of revenues and selling, marketing, general and administrative expenses as follows:

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
Cost of revenues	Rs.	7,218	Rs.	—
Selling, marketing, general and administrative expenses		21,654		4,124

	Rs.	28,872	Rs.	4,124

     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 15 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

	Three months ended June 30, 2003 (unaudited)
						Weighted-average
						remaining
	Shares arising	Range of		Weighted-average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	4,234,074	Rs.	341-362	Rs.	362	30 months
	6,639,060		618-841		621	38 months
Exercised during the period	(7,470)		341-362		362	—

Outstanding at the end of the period	4,226,604		341-362		362	27 months
	6,639,060		618-841		621	35 months

Exercisable at the end of the period	1,901,973		341-362		362	27 months
	2,967,477	Rs.	618 - 841	Rs.	621	35 months

	Three months ended June 30, 2004 (unaudited)
						Weighted-average
						remaining
	Shares arising	Range of		Weighted-average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	3,557,331	Rs.	341-362	Rs.	362	18 months
	6,298,110		618-841		621	26 months
Forfeited during the period	(84,600)		618-841		618	—
Exercised during the period	(164,241)		341-362		362	—

	Three months ended June 30, 2004 (unaudited)
						Weighted-average
						remaining
	Shares arising	Range of		Weighted-average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the end of the period	3,393,090		341-362		362	15 months
	6,213,510		618-841		621	23 months

Exercisable at the end of the period	2,397,663		341-362		362	15 months
	4,324,332	Rs.	618-841	Rs.	621	23 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 75 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

Stock option activity under the 2000 Plan is as follows:

	Three months ended June 30, 2003 (unaudited)
						Weighted-average
						remaining
	Shares arising	Range of		Weighted-average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	284,850	Rs.	344-511	Rs.	458	57 months
	16,558,443		529-792		532	59 months
	7,458,249		794-915		799	42 months
Outstanding at the end of the period	284,850		344-511		458	54 months
	16,558,443		529-792		532	56 months
	7,458,249		794-915		799	39 months

Exercisable at the end of the period	30,249		344-511		459	54 months
	3,321,435		529-792		531	56 months
	1,864,563	Rs.	794-915	Rs.	797	39 months

	Three months ended June 30, 2004 (unaudited)
						Weighted-average
						remaining
	Shares arising	Range of		Weighted-average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	257,400	Rs.	344-511	Rs.	459	45 months
	15,567,528		529-792		531	47 months
	6,813,549		794-915		797	30 months
Forfeited during the period	(13,500)		344-511		456	—
	(322,950)		529-792		529	—

Outstanding at the end of the period	243,900		344-511		461	42 months
	15,244,578		529-792		532	44 months
	6,813,549		794-915		797	27 months

Exercisable at the end of the period	67,928		344-511		465	42 months
	6,100,457		529-792		532	44 months
	3,066,097	Rs.	794-915	Rs.	797	27 months

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 4.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

     Stock option activity under the 2000 ADS Plan is as follows:

	Three months ended June 30, 2003 (unaudited)
				Weighted-average
				remaining
	Shares arising	Range of	Weighted-average	contractual
	out of options	exercise prices	exercise price	life (months)
Outstanding at the beginning of the period	251,400	$6.92-10.02	$8.66	54 months
	1,849,650	11.63-13.79	12.77	45 months
Outstanding at the end of the period	251,400	6.92-10.02	8.66	51 months
	1,849,650	11.63-13.79	12.77	42 months

Exercisable at the end of the period	3,675	6.92-10.02	9.51	51 months
	467,814	$11.63-13.79	$12.73	42 months

	Three months ended June 30, 2004 (unaudited)
				Weighted-average
				remaining
	Shares arising	Range of	Weighted-average	contractual
	out of options	exercise prices	exercise price	life (months)
Outstanding at the beginning of the period	214,650	$6.92-10.02	$8.64	42 months
	1,696,011	11.63-13.79	12.79	33 months
Forfeited during the period	(24,000)	11.63-13.79	12.86	—
Exercised during the period	(3,975)	11.63-13.79	12.13	—

Outstanding at the end of the period	214,650	6.92-10.02	8.64	39 months
	1,668,036	11.63-13.79	12.79	30 months

Exercisable at the end of the period	53,663	6.92-10.02	8.64	39 months
	1,193,550	$11.63-13.79	$13.08	30 months

     Wipro Spectramind Option Plan (Wipro Spectramind Plan). Prior to its acquisition by the Company, Wipro Spectramind had established the Wipro Spectramind Plan. Employees covered by the Wipro Spectramind Plan were granted options to purchase shares of Wipro Spectramind.

     As of the date of acquisition of Wipro Spectramind by the Company, options to purchase 17,462,520 shares were outstanding under the Wipro Spectramind Plan. As per the terms of the acquisition, the Company acquired/settled 7,960,704 options for cash. The cost of settlement of these options is included as a component of the purchase price of Wipro Spectramind. Out of the balance 9,501,816 outstanding options, the Company modified the vesting schedule/exercise period and increased the exercise price of 6,149,191 options. In accordance with FIN No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No.25) and EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN No. 44, the above modifications resulted in a new measurement of compensation cost at the date of modification. As the new exercise price was equal to the fair value of the underlying equity shares on the new measurement date, the Company has not recorded any additional compensation cost.

     Stock option activity under the Wipro Spectramind Plan is as follows:

	Three months ended June 30, 2003 (unaudited)
						Weighted-average
						remaining
	Shares arising	Range of		Weighted-average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	181,907	Rs.	1-13	Rs.	2	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	22 months
Forfeited during the period	(330,047)		57		57	—
Exercised during the period	(168,118)		1-13		8	—
	(3,157,372)		31		31	—

Outstanding at the end of the period	13,789		1-13	Rs.	13	1 month
	5,660,436	Rs.	57		57	17 months

Exercisable at the end of the period	—		—		—	—

	Three months ended June 30, 2004 (unaudited)
						Weighted-average
						remaining
	Shares arising	Range of		Weighted-average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	4,745,731	Rs.	57	Rs.	57	10 months
Forfeited during the period	(63,752)		57		57	—

Outstanding at the end of the period	4,681,979		57	Rs.	57	7 months

Exercisable at the end of the period	4,062,786	Rs.	57	Rs.	57	7 months

     Options outstanding as at June 30, 2004, are covered by a share purchase feature that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting.

24. Earnings Per Share

     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
Earnings
Net income	Rs.	1,780,549	Rs.	3,254,372
Contingent issuance of subsidiaries		(4,250)		(12,844)

Net income (adjusted for full dilution)	Rs.	1,776,299	Rs.	3,241,528

Equity shares
Weighted average number of equity shares outstanding		693,788,616		694,372,496
Effect of dilutive equivalent shares-stock options outstanding		—		1,280,007

Weighted average number of equity shares and equivalent shares outstanding		693,788,616		695,652,503

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 37,268,256 and 32,511,306 equity shares were outstanding during the three months ended June 30, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

25. Employee Benefit Plans

     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

     Net gratuity cost for three months ended June 30, 2003 and 2004 included:

	Three months ended June 30
	2003		2004
Service cost	Rs.	1,481		2,018
Interest cost		1,132		1,868
Expected return on assets		(556)		(491)
Amortization of transition liabilities		513		1,460

Net gratuity cost	Rs.	2,570	Rs.	4,855

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

     The Company contributed Rs. 150,747 and Rs. 211,785 to various defined contribution and benefit plans during the three months ended June 30, 2003 and 2004 respectively.

26. Related Party Transactions

     The Company has the following transactions with related parties.

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	18,457	Rs.	16,497
WeP Peripherals:
Revenues from sale of computer equipment and services		1,604		3,214
Fees received for usage of trade mark		13,254		228
Payment for services		2,374		—
Purchase of printers		16,550		3,949
Azim Premji Foundation:
Revenues from sale of computer equipment and services		112		3,443
Principal shareholder:
Payment of lease rentals		300		375

     The Company has the following receivables from related parties, which are reported as other assets / other current assets in the balance sheet.

	As of June 30,				As of March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
Wipro GE	Rs.	94,426	Rs.	16,499	Rs.	31,321
WeP Peripherals		14,067		962		3,043
Azim Premji Foundation		158		—		43
Security deposit given to Hasham Premji, a firm under common control		25,000		25,000		25,000

	Rs.	133,651	Rs.	42,461	Rs.	59,407

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet.

	As of June 30,				As of March 31,
	2003		2004		2004
	(unaudited)		(unaudited)
WeP Peripherals	Rs.	12,452	Rs.	—	Rs.	34,459

	Rs.	12,452	Rs.	—	Rs.	34,459

27. Commitments and Contingencies

     Capital commitments. As of March 31, 2004, June 30, 2003 and 2004, the Company had committed to spend approximately Rs. 529,111, Rs. 411,500 and Rs. 1,259,614 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of June 30, 2004, the Company has met all commitments required under the plan.

     Guarantees. As of March 31, 2004, June 30, 2003 and 2004, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 1,892,563, Rs. 1,392,844 and Rs. 2,102,957 respectively, as part of the bank line of credit.

     Contingencies and lawsuits. In March 2004, the Company received a demand from the tax authorities of Rs. 2,614,569, including interest, upon completion of their tax review for the financial year ended March 31, 2001. The tax demand is mainly on account of disallowances of deduction claimed by Company under Section 10A of the Income Tax Act of India, 1961, which allows a tax holiday in respect of profits earned on some of the undertakings of the Company. As of June 30, 2004, the net exposure of the Company was Rs. 2,315,569. Management, including external counsel, have concluded that the ultimate outcome of this proceeding will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.

     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

28. Segment Information

     The Company is organized by segments, including Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. Each of the segments has a Vice Chairman/Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

     The Global IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises and Business Process Outsourcing (BPO) services to large global corporations.

     In July 2002, the Company acquired Wipro Spectramind. The operations of Wipro Spectramind were initially organized as a new business segment named IT Enabled Services. This segment provided BPO services to large global corporations in the US, UK, Australia and other developed markets. From April 2003, the CODM evaluates Wipro Spectramind as an integral component of the Global IT Services and Products business segment. Consequently, from April 2003, Wipro Spectramind is included in the Global IT Services and Products segment.

     With effect from April 1, 2003, the CODM evaluates all critical acquisitions separately for a period of time ranging from two to four quarters.

     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

     Segment data for previous periods has been reclassified on a comparable basis.

     Information on reportable segments is as follows:

	Three months ended June 30, 2003 (unaudited)
			India and
	Gobal IT		AsiaPac
	Services		IT Services		Consumer Care				Reconciling
	and Products		and Products		and Lighting		Others		Items		Entity Total
Revenues	Rs.	9,223,029	Rs.	1,320,288	Rs.	781,543	Rs.	367,642		—	Rs.	11,692,502
Exchange rate fluctuations		38,045		8,709		—		3,517		(50,271)		—

Total revenues		9,261,074		1,328,997		781,543		371,159		(50,271)		11,692,502
Cost of revenues		(5,772,514)		(960,867)		(495,424)		(263,505)		—		(7,492,310)
Selling and marketing expenses		(957,393)		(180,718)		(135,945)		(30,899)		(7,731)		(1,312,686)
General and administrative expenses		(587,965)		(137,791)		(17,050)		(22,622)		(20,934)		(786,362)
Research and development expenses		(57,760)		—		—		—		—		(57,760)
Amortization of intangible assets		(76,129)		—		—		—		—		(76,129)
Exchange rate fluctuations		—		—		—		—		50,271		50,271
Others, net		1,336		14,408		2,958		3,856		8,581		31,139

Operating income of segment	Rs.	1,810,649	Rs.	64,029	Rs.	136,082	Rs.	57,989	Rs.	(20,084)	Rs.	2,048,665

Total assets of segment (2)	Rs.	23,941,896	Rs.	3,651,611	Rs.	1,060,539	Rs.	1,157,843	Rs.	15,044,747	Rs.	44,856,636
Capital employed (2)		20,115,458		1,387,740		565,404		822,627		14,960,419		37,851,648
Return on capital employed (1),(2)		37%		21%		89%		—		—		—
Accounts receivable		6,008,376		1,186,081		150,174		289,098		—		7,633,729
Cash and cash equivalents and investments in liquid and short-term mutual funds		1,648,592		305,223		181,620		61,373		12,974,976		15,171,784
Depreciation		338,932		29,986		16,032		8,906		11,644		405,500

	Three months ended June 30, 2004 (unaudited)
			India and
	Gobal IT		AsiaPac
	Services		IT Services		Consumer Care				Reconciling
	and Products		and Products		and Lighting		Others		Items		Entity Total
Revenues	Rs.	13,537,868	Rs.	2,555,277	Rs.	1,026,520	Rs.	576,535		—	Rs.	17,696,200
Exchange rate fluctuations		(343,924)		(12,771)		(501)		(3,014)		360,210		—

Total revenues		13,193,944		2,542,506		1,026,019		573,521		360,210		17,696,200
Cost of revenues		(8,335,580)		(2,023,101)		(640,018)		(389,731)		—		(11,388,430)
Selling and marketing expenses		(789,115)		(255,278)		(213,635)		(39,815)		(3,300)		(1,301,143)
General and administrative expenses		(635,503)		(161,066)		(21,751)		(32,246)		(5,267)		(855,833)
Research and development expenses		(58,153)		—		—		—		—		(58,153)
Amortization of intangible assets		(48,000)		—		(1,627)		—		—		(49,627)
Exchange rate fluctuations		—		—		—		—		(467,924)		(467,924)
Others, net		(2,198)		1,457		2,964		(357)		4,998		6,864

Operating income of segment	Rs.	3,325,395	Rs.	104,518	Rs.	151,952	Rs.	111,372	Rs.	(111,283)	Rs.	3,581,954

Total assets of segment (2)	Rs.	29,378,722	Rs.	5,092,291	Rs.	1,594,765	Rs.	1,738,558	Rs.	15,232,772	Rs.	53,037,108
Capital employed (2)		20,028,524		2,188,142		858,360		1,210,097		15,762,269		40,047,392
Return on capital employed (1),(2)		62%		19%		82%		—		—		—
Accounts receivable		8,653,411		2,506,249		235,640		373,613		—		11,768,913
Cash and cash equivalents and investments in liquid and short-term mutual funds		1,829,654		385,232		193,281		620,827		13,289,533		16,318,528
Depreciation		449,478		26,052		17,010		9,696		11,977		514,213

(1)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.

(2)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656,240 as of June 30, 2003 and 2004 has been reported as a component of reconciling items.

The Company has four geographic segments: India, the United States, Europe and Rest of the world.

Revenues from the geographic segments based on domicile of the customer is as follows:

	Three months ended June 30,
	2003		2004
	(unaudited)		(unaudited)
India	Rs.	2,333,018	Rs.	3,897,583
United States		6,507,840		9,415,250
Europe		2,383,088		3,464,606
Rest of the world		468,556		918,761

	Rs.	11,692,502	Rs.	17,696,200

29. Fair Value of Financial Instruments

     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission, as well as the factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

          We are a leading global IT services company. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.

          In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.

          We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the America, Europe and Japan. The range of services include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro Spectramind Services Private Limited, or Wipro Spectramind, was consolidated into our Global IT Services and Products business segment.

Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT Services and Products segment also provides IT services to the healthcare and life sciences markets.

Our Global IT Services and Products segment accounted for 75% of our revenue and 93% of our operating income for the three months ended June 30, 2004.

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 14% of our revenue and 3% of our operating income for the three months ended June 30, 2004.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 6% of our revenue and 4% of our operating income for the three months ended June 30, 2004.

          Our revenue and net income for the three months ended June 30, 2003 and June 30, 2004 are provided below.

	Wipro Limited and Subsidiaries
	Three months ended June 30,
	2003	2004
	(in millions except earnings per share data)
Revenue	11,692	17,696
Cost of revenue	(7,492)	(11,388)
Gross profit	4,200	6,308
Gross margins	36%	36%
Operating income	2,049	3,582
Loss on direct issue of stock by subsidiary	(176)	—
Net income	1,781	3,254
Earnings per share
Basic	2.57	4.69
Diluted	2.56	4.67

          In June 2004, the shareholders of the Company approved a stock dividend, which was previously approved by our Board of Directors. The stock dividend declared was two equity shares for every one equity share outstanding on the record date. As each ADS represented one equity share of the Company, ADS holders also received two ADSs for every one ADS outstanding on the record date. Accordingly, we have issued 465,631,260 additional equity shares which includes 6,419,576 additional ADSs for every one ADS outstanding on the record date, and have transferred an amount of Rs 931 million from retained earnings to equity shares (and ADSs) on our balance sheet. Share and per share data for all periods reported have been adjusted to reflect the stock dividend, and the share and per share numbers reflected herein are post-stock dividend numbers. The stock dividend has not affected the ratio of ADSs to equity shares, such that each ADS after the stock split continues to represent one equity share of par value Rs. 2 per share. Capitalization of retained earnings aggregating Rs. 931 million has been recorded in the three months ended June 30, 2004.

          Our revenue and operating income by business segment are provided below for the three months ended June 30, 2003 and June 30, 2004:

	Three months ended June 30,
	2003	2004
Revenue:
Global IT Services and Products	79%	75%
India and AsiaPac IT Services and Products	11	14
Consumer Care and Lighting	7	6
Others	3	3
Reconciling items	—	2

	100%	100%

Operating Income:
Global IT Services and Products	88%	93%
India and AsiaPac IT Services and Products	3	3
Consumer Care and Lighting	7	4
Others	3	3
Reconciling items	(1)	(3)

	100%	100%

          The Others category in the table above includes our other lines of business such as Wipro Fluid Power and Wipro Biomed. As discussed previously, we reorganized our business segments in April 2003. We consolidated our IT-Enabled Services business segment into our Global IT Services and Products business segment. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under

SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.

Global IT Services and Products

	Three months ended June 30,
	2003	2004
	(in millions)
Revenue
Services	9,225	13,194
Products	36	—
Total	9,261	13,194
Gross profit
Services	3,473	4,858
Products	16	—
Total	3,489	4,858
Selling and marketing expenses	(957)	(789)
General and administrative expenses	(588)	(636)
Research and development expenses	(58)	(58)
Amortization of intangibles	(76)	(48)
Others, net	1	(2)
Operating income	1,811	3,325
Gross margin	38%	37%
Operating margin	20%	25%
Revenue growth rate over prior period	41%	42%

          Revenue from the services component of our Global IT Services and Products business segment consists of revenue from IT services and BPO services. Revenue from IT services is derived from technology and software services provided on a time-and-materials or fixed-price, fixed-timeframe basis. Revenue from BPO services is derived from both time-based and unit-priced contracts. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Revenue from BPO services is recognized as services are performed under the specific terms of the contracts with our customers. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. The proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

          Global IT Services and Products revenue from products is derived primarily from the sale of third-party hardware and software products.

          The cost of revenue for services in our Global IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling and marketing expenses consist primarily of sales, advertising and marketing expenses and allocated corporate overhead expenses associated with corporate marketing. General and administrative expenses consist primarily of administrative expenses and allocated corporate overhead expenses associated with management, human resources, information management systems, quality assurance and finance.

          The cost of revenue for products in our Global IT Services and Products segment primarily consists of the cost for products procured from third-party manufacturers.

          The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of June 30, 2004, 74% of our professionals engaged in providing IT services were located in India. For the three months ended June 30, 2004, 43% of the revenue of our IT services were generated from work performed at our facilities in India.

          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 9,223 million and Rs. 13,538 million for the three months ended June 30, 2003 and 2004.

India and AsiaPac IT Services and Products

	Three months ended June 30,
	2003	2004
	(in millions)
Revenue
Services	586	938
Products	743	1,605
Total	1,329	2,543
Gross profit
Services	221	391
Products	147	129
Total	368	520
Selling and marketing expenses	(180)	(255)
General and administrative expenses	(138)	(161)
Research and development expenses	—	—
Amortization of intangibles	—	—
Others, net	14	1
Operating income	64	105
Gross margin	28%	20%
Operating margin	5%	4%
Revenue growth rate over prior period	(24%)	91%

          Revenue from the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services, e-procurement services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized, in accordance with the sales contract, on dispatch of the products to the customer.

          We have adopted the guidance in EITF Issue No. 00-21 in respect of all revenue arrangements entered into in the quarter beginning July 1, 2003. Prior to adoption of EITF Issue No. 00-21, we had elected an accounting policy to recognize revenue for certain contracts on completion of installation, where the customer was not obligated to pay a portion of the contract price allocable to the delivered products until installation was completed. EITF Issue No. 00-21 does not permit such an election. Consequently, the amount allocable to the products is recognized as revenue on dispatch from the factories/warehouses of the Company. The amount allocable to the installation services is deferred and recognized on completion of the installation. However, the amount allocable to products is limited to the amount that is not contingent upon delivery of subsequent services.

          The cost of revenue for services in our India and AsiaPac IT Services and Products segment consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in our India and AsiaPac IT Services and Products segment consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. In cases where the application of the contingent revenue provision of EITF Issue No. 00-21 results in recognizing a loss on a delivered item the cost recognized is limited to the amount of non-contingent revenues recognized. The balance of the costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

          Selling and marketing expenses and general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

          Historically, in our India and AsiaPac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.

          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 1,320 million and Rs.2,555 million for the three months ended June 30, 2003 and 2004 respectively.

Consumer Care and Lighting

	Three months ended
	June 30,
	2003	2004
	(in millions)
Revenue	781	1,026
Gross profit	286	386
Selling and marketing expenses	(136)	(213)
General and administrative expenses	(17)	(22)
Amortization of Intangibles	—	(2)
Others, net	3	3
Operating income	136	152
Gross margin	37%	38%
Operating margin	17%	15%
Revenue growth rate over prior period	9%	31%

          We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products.

          We recognize revenue from product sales, in accordance with the sales contract, at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overhead costs for factories. Selling and marketing expenses and General and administrative expenses are similar in type to those for our other business segments.

Amortization of Deferred Stock Compensation

          We have amortized deferred stock compensation expenses of Rs. 29 million and Rs. 4 million for the three months ended June 30, 2003 and June 30, 2004 respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust.

          We currently use the intrinsic value based method of APB Opinion No. 25 and record stock compensation expense for the difference between the exercise price of options and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on a straight line basis over the vesting period of the equity shares, which ranges from four to five years.

          The stock compensation charge has been allocated to cost of revenue and selling, marketing, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.

          The allocation is as follows:

	Three months ended
	June 30,
	2003		2004
	(in millions)
Cost of revenue	Rs.	7	Rs.	—
Selling, marketing, general and administrative expenses		22		4

	Rs	29	Rs	4

Amortization of Intangible Assets

          Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 76 million for the three months ended June 30, 2003 and Rs. 50 million for the three months ended June 30, 2004.

Foreign Exchange Gains, net

          Exchange rate fluctuation consists of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled, the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains / losses are deferred and reported as a component of other comprehensive income in stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income.

Acquisition of ownership interest in a subsidiary

          As more fully described in note 23 to the Notes to Consolidated Financial Statements, as of March 31, 2003, Wipro Spectramind had 9,329,762 employee stock options outstanding under the Wipro Spectramind option plan. During the three months ended June 30, 2003, 3,325,490 options were exercised at a weighted average exercise price of Rs. 29.41.

          As a result of the option exercise, our ownership interest in Wipro Spectramind had reduced from 100% to 94.5% as of June 30, 2003. As the exercise price per option was less than our carrying value per share, the exercise resulted in a decline in the carrying value of our ownership interest by Rs. 175,999. In accordance with our accounting policy, we have included this decline in carrying value in the statement of income as a loss on direct issue of stock by subsidiary. In the three months ended December 31, 2003, 852,804 options were exercised, which resulted in further reduction of the Company’s ownership interest in Wipro Spectramind to 93% as of December 31, 2003.

          Of the 4,178,294 shares issued upon exercise of these options, 3,996,387 shares are covered by a share purchase feature that entitles the Company to repurchase these shares at fair value and also gives the employee the right to sell the shares back to the Company at fair value. The Company and the employee can exercise this repurchase right after six months from the date of option exercise.

          During the three months ended June 30, 2004, pursuant to the exercise of the repurchase right by the employees, the Company acquired 653,807 shares for an aggregate consideration of Rs 83,995. The excess of consideration paid over the carrying value of minority interest acquired, amounting to Rs 17,783, has been recorded as goodwill. As a result of this repurchase the Company’s ownership interest in Wipro Spectramind has increased to 94% as of June 30, 2004. Upon exercise of the remaining unexercised options, our equity interest in Wipro Spectramind on a fully diluted basis would be reduced to approximately 89%.

Other Income, net

          Our other income includes interest income on short-term investments, net of interest expense on short-term and long-term debt, dividend income and realized gains/losses on the sale of investment securities.

Equity in Earnings/Losses of Affiliates

          Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a venture where General Electric, USA holds the balance of 51%.

          WeP Peripherals Ltd. (WeP). We hold a 40.5% equity interest in WeP Peripherals Ltd.

Income Taxes

          Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is chargeable to tax in India.

          Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from units in designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

          These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2003 and 2004 our tax benefits were Rs 500 million and Rs 780 million respectively, from such tax incentives.

          The Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

          The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years beginning on April 1, 2000.

          For the three months ended June 30, 2004, our effective tax rate was 15% (based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year) and our Indian statutory tax rate for the same period was 37%. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

          In the year ended March 31, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, or approximately US$ 57 million. Based on our assessment of the merits of the claim, we have made a provision in the amount of Rs. 300 million, or approximately US$ 6.5 million. In the opinion of management, the remainder of the amount referred to in the assessment order is without merit. We filed an appeal before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), on April 22, 2004 challenging the assessment order. Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

          Results of Operations

          Three months ended June 30, 2003 and 2004

          Revenue. Our total revenues increased by 51% from Rs. 11,692 million for the three months ended June 30, 2004 to Rs.17,696 million for the three months ended June 30, 2004. This was driven primarily by a 47%, 94%, 31% and 57% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others, respectively.

          Global IT Services and Products revenue increased by 47% from Rs. 9,223 million for the three months ended June 30, 2003 to Rs.13,538 million for the three months ended June 30, 2004. This increase in revenues of our Global IT Services and Products business segment was attributable to a 39% increase in revenue from enterprise services, a 58% increase in revenue from technology services and a 68% increase from BPO services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided in the area of enterprise applications. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients.

          In our Global IT Services and Products business segment we added 35 new clients during the three months ended June 30, 2004. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 106 as of the three months ended June 30, 2003 to 145 as of the three months ended June 30, 2004.

          India and AsiaPac IT Services and Products revenue increased by 94% from Rs. 1,320 million for the three months ended June 30, 2003 to Rs. 2,555 million for the three months ended June 30, 2004. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 120% from Rs. 734 million for the year three months ended June 30, 2003 to Rs.1,617 million for the three months ended June 30, 2004. The increase is attributable to an increase in revenue from traded products by 242% and manufactured products by 59%.

          Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 60% from Rs. 586 million in the three months ended June 30, 2003 to Rs. 938 million in the three months ended June 30, 2004. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.

          Consumer Care and Lighting revenue increased by 31% from Rs.781 million for the three months ended June 30, 2003 to Rs 1,027 million for the three months ended June 30, 2004. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products.

          Revenue from Others increased by 57% from Rs.368 million for the three months ended June 30, 2003 to Rs. 576 million for three months ended June 30, 2004. This was primarily due to a 61% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business. The initiatives by the Government of India in improving physical infrastructure have increased the demand for hydraulic cylinders and tipping gear systems.

          Gross Profit. As a percentage of total revenue, gross profit remained constant at 36% for the three months ended June 30, 2003 and June 30, 2004. Gross profit as a percentage of revenue from the services component of our

Global IT Services and Products segment increased from 37% for the three months ended June 30, 2003 to 38% for the three months ended June 30, 2004. Further, gross profit as a percentage of revenue in our Consumer Care and Lighting segment increased from 37% for the three months ended June 30, 2003 to 38% of revenue for the three months ended June 30, 2004. These increases were offset by decline in gross profit as a percentage of revenue in our India and AsiaPac IT Services and Products segment from 27% for the three months ended June 30, 2003 to 21% for the three months ended June 30, 2004.

          The gross profit as a percentage of revenues of Global IT Services and Products has increased by 1% from 37% of revenue for the three months ended June 30, 2003 to 38% of revenue for the three months ended June 30 2004. This increase is primarily due to a 1% increase in the proportion of services rendered offshore, 9% increase in our offshore billing rates, and a 6% increase in our onsite billing rates. This increase was partially offset by a decline in average exchange rates at which the revenue has been realized and an increase in compensation for offshore employees as a part of our compensation review in October 2003 and March 2004.

          As a percentage of India and AsiaPac IT Services and Products revenue, gross profit declined by 6% from 27% for the three months ended June 30, 2003 to 21% for the three months ended June 30, 2004. This was primarily on account of two factors. First, gross profits as a percentage of revenue from the Services segment of our India and AsiaPac IT Services and Products revenue declined by 5% from 47% for the three months ended June 30, 2003 to 42% for the three months ended June 30, 2004. Second, the proportion of revenues from the Products segment, which typically has a lower gross margin compared to the Services segment, increased from 56% of total revenues in the three months ended June 30, 2003 to 63% of total revenues in the three months ended June 30, 2004.

          As a percentage of Consumer Care and Lighting revenue, gross profit increased by 1% from 37% for the three months ended June 30, 2003 to 38% for the three months ended June 30, 2004. This increase was primarily due to an increase in the proportion of revenue from soap products, which typically have a higher gross margin compared to other products.

          As a percentage of revenue, gross profit from Others increased by 3% from 29% for the three months ended June 30, 2003 to 32% for the three months ended June 30, 2004 primarily on account of increase in gross profits as a percentage of revenues from hydraulic cylinders and tipping gear systems in our Fluid Power business, which typically have higher gross margins.

          Selling and marketing expenses. Selling and marketing expenses declined marginally by 1% from Rs. 1,313 million for the three months ended June 30, 2003 to 1,301 million for the three months ended June 30, 2004. The decline in selling and marketing expenses in our Global IT Services and Products business by Rs 168 million was partially offset by an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs 75 million, increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 77 million and Others including reconciling items by Rs 4 million.

          Selling, and marketing expenses for our Global IT Services and Products business segment declined by 18% from Rs. 957 million for the three months ended June 30, 2003 to Rs. 789 million for the three months ended June 30, 2004. The decline of Rs 168 million in selling and marketing expenses is primarily due to two factors. First, lower expenditure on advertisement and travel, and second, Selling and marketing expenses for the three months ended June 30, 2003 included Rs 44 million of bonus paid to employees, of Wipro Nervewire, the business we acquired in May 2003.

          Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 41% from Rs.181 million for the three months ended June 30, 2003 to Rs. 255 million for the three months ended June 30, 2004. This was primarily due to an increase in the number of sales and marketing personnel for this business segment, an increase in compensation costs as part of compensation review in October 2003 and March 2004.

          Selling and marketing expenses for Consumer Care and Lighting increased by 57% from Rs. 136 million for the three months ended June 30, 2003 to Rs 214 million for the three months ended June 30, 2004. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment.

          Selling and marketing expenses for Others, including reconciling items, have increased by 10% from Rs 39 million for the three months ended June 30, 2003 to Rs 43 million for the three months ended June 30, 2004. The increase was primarily due to an increase in compensation costs as part of compensation review in October 2003.

          General and administrative expenses. General and administrative expenses increased 9% from Rs. 786 million for the three months ended June 30, 2003 to Rs. 856 million for the three months ended June 30, 2004. This increase was primarily on account of increase in general and administrative expenses of our Global IT Services and Products business by Rs 48 million, increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs 23 million, increase in general and administrative expenses of our Consumer Care and Lighting business by 5 million and decline in general and administrative expenses of Others including reconciling items by Rs. 6 million.

          General and administrative expenses for our Global IT Services and Products business segment increased by 8% from Rs. 588 million for the three months ended June 30, 2003 to Rs.636 million for the three months ended June 30, 2004. The increase of Rs 48 million in general and administrative expenses is primarily due an increase in compensation costs as part of compensation review in October 2003 and March 2004.

          General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 17% from Rs.138 million for the three months ended June 30, 2003 to Rs. 161 million for the three months ended June 30, 2004. This was primarily due to an increase in compensation costs as part of compensation review in October 2003 and an increase in the provision for doubtful receivables.

          General and administrative expenses for Consumer Care and Lighting increased by 29% from Rs. 17 million for the three months ended June 30, 2003 to Rs 22 million for the three months ended June 30, 2004. This was primarily due to the increase in compensation costs as a part of our annual compensation review and increase in other general and administrative costs.

          General and administrative expenses for Others, including reconciling items, have declined by 14% from Rs 44 million for the three months ended June 30, 2003 to Rs 38 million for the three months ended June 30, 2004.

          Operating income. As a result of the foregoing factors, operating income increased by 75% from Rs. 2,049 million for the three months ended June 30, 2003 to Rs. 3,582 million for the three months ended June 30, 2004. Operating income of Global IT Services and Products increased by 84% from Rs 1,811 million for the three months ended June 30, 2003 to Rs 3,325 million for the three months ended June 30, 2004. Operating income of India and AsiaPac IT Services and Products increased by 64% from Rs. 64 million for the three months ended June 30, 2003 to Rs. 105 million for the three months ended June 30, 2004. Operating income of Consumer Care and Lighting increased by 12% from Rs. 136 million for the three months ended June 30, 2003 to Rs. 152 million for the three months ended June 30, 2004. Operating income of Others, including reconciling items, declined by Rs 38 million from three months ended June 30, 2003.

          We have, as a part of our risk management policy to limit the effects of foreign exchange rate fluctuations, entered into forward foreign exchange contracts where the counter party is a bank. During the year ended March 31, 2004 and in the three months ended June 30, 2004, we have increased the amount of forward exchange contracts to hedge underlying foreign currency assets and anticipated U.S. dollar cash inflows. We have designated forward contracts in respect of forecasted transactions, which are effective and meet the hedging criteria, as cash flow hedges. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedge transaction occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging derivatives and the ineffective portion of the hedging derivatives are recognized immediately in consolidated statements of income. Consequently, as of June 30, 2004, we have recorded the change in fair value of forward contracts of Rs. 1,993 million as a component of accumulated other comprehensive loss within stockholder’s equity.

          Other income, net. Other income, net, increased from Rs. 166 million in the three months ended June 30, 2003 to Rs.262 million for the three months ended June 30, 2004. Other income for the three months ended June 2004, includes gain of Rs. 87 million on sale of rights over real estate property, not being used in operations.

          Income taxes. Income taxes increased by 198% from Rs. 201 million for the three months ended June 30, 2003 to Rs. 598 million for the three months ended June 30, 2004. Our effective tax rate increased from 10% for the three months ended June 30, 2003 to 15% for the three months ended June 30, 2004. The increase in effective tax rate is primarily on account of an increase in the proportion of income being subject to tax.

          Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended June 30, 2004 was Rs. 30 million against a loss of Rs. 54 million for the three months ended June 30, 2003. Equity in earnings of affiliates of Rs. 30 million for the three months ended June 30, 2004 comprises equity in earnings of Wipro GE of Rs. 22 million and equity in earnings of WeP Peripherals of Rs.8 million. Equity in losses of affiliates of Rs. 54 million for the three months ended June 30, 2003 is attributable to the share in losses of Rs 54 million in Wipro GE

          Net Income. As a result of the foregoing factors, net income increased by 83% from Rs. 1,781 million for the three months ended June 30, 2003 to Rs. 3,254 million for the three months ended June 30, 2004.

Liquidity and Capital Resources

          As of June 30, 2004, we had cash and cash equivalents of Rs. 3,080 million, investments in liquid and short-term mutual funds of Rs. 13,238 million and an unused line of credit of approximately Rs 1,441 million. To utilize the line of credit we need to comply with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.

          We believe that cash generated from operations along with the net proceeds of Rs. 5,803 million ($125 million) from our initial U.S. public offering (IPO) in October 2000 will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. The proceeds were invested in money market instruments. Currently we have utilized Rs. 4,810 million ($102 million) from the proceeds of our IPO for acquisitions. In the period ended March 31, 2004, the remaining portion of the net proceeds from our initial U.S. public offering in October 2000 was repatriated to India for meeting current working capital and capital expenditure requirements.

          Cash provided by operating activities for the three months ended June 30, 2004 was Rs. 4,398 million against Rs. 1,910 million in the three months ended June 30, 2003. The increase was primarily due to a 75% increase in operating income and greater focus on working capital management.

          Cash provided by investing activities for the three months ended June 30, 2004 was Rs. 3,645 million. The cash was generated primarily on sale of liquid and short-term mutual funds. Cash provided by operating activities was used for capital expenditure of Rs. 1,468 million.

          Cash used in financing activities for the three months ended June 30, 2004 was Rs. 8,263 million. During the three months ended June 30, 2004 dividends of Rs 7,576 million have been paid to shareholders. As of June 30, 2004 the short term borrowings from Banks was Rs 220 million. The short term borrowings are against the line of credit by banks and used to bridge the temporary mismatches in cash flows.

          As of June 30, 2004 we had contractual commitments of Rs. 1,260 million ($27 million) related to capital expenditures on construction or expansion of software development facilities. Plans to construct or expand our software development facilities are dictated by business requirements. We currently intend to finance our operations and planned construction and expansion entirely from internal sources of capital.

          In Wipro Spectramind 4,178,294 shares were issued to employees pursuant to exercise of employee stock options. Out of these 3,996,387 shares are covered by a share purchase feature that entitles us to repurchase these shares at fair value after six months from the date of exercise. In the three months ended June 30, 2004 we acquired

653,807 shares at Rs 83,995, pursuant to the exercise of the repurchase right by the employees.

          Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms.

          Off-Balance Sheet Arrangements

          We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.

          Contractual obligations

          The table of future payments due under contractual commitments, aggregated by type of contractual obligation, is given below:

	In Rs. million
	Total contractual
	payment		Payments due in year ending June 30,
			2005		2006-07		2008-09		2009 onwards
Capital Commitments	Rs.	1,260	Rs.	1,260	Rs.	—	Rs.	—	Rs.	—
Non-cancelable operating lease obligation		1,086		110		302		316		359
Purchase obligations		501		479		21		—		—

          Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.

Trend Information

          Global IT Services and Products. Increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities. These acquisitions have also allowed us to sustain and in certain circumstances improve our prices and profits.

          Gross profit as a percentage of revenues in Global IT Services and Products segment decreased from 38% in the three months ended June 30, 2003 to 37% in the three months ended June 30, 2004, we anticipate difficulty in improving our profits due to:

•	Lower ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals; and

•	The impact of the hedging strategies on our rupee realizations.

          We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.

          To remain competitive, we believe that we need to innovate, identify and position ourselves in emerging technology areas and increase our understanding of industry, business and impact of IT on the business.

          Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:

•	The effect of seasonal hiring which occurs in the quarter ended September 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.

          India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. As a result, gross margins in the products component of this business segment declined from 10% in the three months ended June 30, 2003 to 9% in the three months ended June 30, 2004.

          Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.

          Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenue from our Consumer Care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. However, revenue from hydrogenated oil products as a proportion of total revenue of our Consumer Care business has continued to decline significantly. This decline has been offset by continued increases in revenue from soaps and lighting products.

          Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

     Recent accounting pronouncements.

          In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Adoption of FIN No. 46 did not have a material impact on our consolidated financial statements.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No.149 did not have a material impact on our consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

          In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal periods beginning after December 15, 2003. We have adopted the disclosure provisions of SFAS No. 132.

Critical accounting policies

          Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.

Revenue Recognition

          We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.

Product Revenue

          Product revenue is recognized when there is persuasive evidence of a contract, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred.

          We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue

          Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized in accordance with percentage of completion method. We have relied on the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.

          Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.

Revenue Arrangements with Multiple Deliverables

          Effective July 1, 2003, we have adopted EITF Issue No. 00-21. We have elected to adopt EITF Issue No. 00-21 for all revenue arrangements entered into on or after July 1, 2003. Based on this guidance, we recognize revenues on the delivered products or services only if:

•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

          The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.

          Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.

Accounting Estimates

          While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.

          Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

          We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of realizable values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or realizable value.

Accounting for Income taxes

          As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.

          We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.

          We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2004, the U.S. branch’s net assets amounted to $83 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly we did not record a provision for branch profit tax.

Business Combinations, Goodwill and Intangible Assets

          In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. If market information relating to comparable companies is available, the results of income approach are compared with the fair value under the market approach to determine the reasonableness of the valuation resulting from the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenues or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

          To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Derivatives and hedge accounting

          We enter into forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. We designate the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. We assess the hedge effectiveness at the end of each reporting period. Changes in fair value for derivatives not designated as hedging derivatives and the ineffective portion of the hedging derivatives are recognized immediately in consolidated statements of income.

          Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating forward contracts as hedges of forecasted transactions could alter the proportion of forward contracts which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of forward contracts is immediately recognized in the consolidated statements of income.

          As of June 30, 2004, there were no significant gains or losses on derivative transactions or portions thereof that were associated with an underlying exposure that did not occur.

Quantitative and Qualitative Disclosures About Market Risk

General

          Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.

          Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables and our investments in foreign currency denominated securities.

Risk Management Procedures

          We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our audit committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Components of Market Risk

          Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.

          Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue are in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.

          We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. As of June 30, 2003 and 2004, we had forward contracts to sell amounting to $114 million and $1,225 million respectively.

          We designate forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated effective and qualify as cash flow hedges, under SFAS No. 133, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging derivatives and the ineffective portion of the hedging derivatives are immediately recognized in consolidated statements of income.

          As of June 30, 2004, the Company has recorded losses of Rs. 1,993 million as a component of accumulated other comprehensive income within stockholder’s equity.

          In addition, we have purchased put options to sell US dollars. Contemporaneously, we have written put options to sell US dollars. These options qualify as net written options ineligible for hedge accounting under SFAS No. 133. Consequently, the changes in fair value of the net written options of Rs. 242 million is recognized as expense in the consolidated statements of income.

          The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As of June 30,
	2003	2004
	(unaudited)	(unaudited)
Forward contracts (sell)	$114	$1,225
Net written options (sell)	—	$74

          Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.

          Fair value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.

          RISK FACTORS

          Risks Related to our Company

          Our revenue and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

          Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size,complexity, timing and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

          Approximately 57% of our total operating expenses in the services component of our Global IT Services and Products business segment, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

          Our net income increased 73% in quarter ended June 30, 2004, as compared to the quarter ended June 30, 2003. We have not been able to sustain our historical levels of profitability on account of marginal decline in demand, pricing pressures for our services and increased wage pressures in India. As compared to the year ended March 31, 2003, during the year ended March 31, 2004, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future.

          If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.

          We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	preserving our culture, values and entrepreneurial environment.

          If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.

          Intense competition in the market for IT services could affect our cost advantages, and, as a result, decrease our revenue.

          The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

          Continued appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.

          Approximately 73% of our revenues are earned in major currencies of the world while a significant portion of our costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.

          Our hedging strategy could negatively impact our competitive positioning.

          We have entered into forward contracts to hedge a significant portion of the forecasted foreign currency inflows until March 2006. Though the forward contracts minimize the impact of volatility in foreign exchange rates on our income statement, this could result in our realizations of foreign currency denominated revenues or our foreign currency denominated expenses to be at a rate different from prevailing market rates and different from the rates realized or incurred by our competitors. This could adversely affect our competitive positioning in the market.

          The economic downturn may negatively impact our revenue and operating results.

     Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled reduced or deferred expenditures for IT services. Pricing pressures from our clients have also negatively impacted our operating results. If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected, which may result in lower gross and operating profits. Recently our clients have started increasing the spending on IT products and services and the pricing pressures from our clients are showing a marginal decline. For the quarter ended June 30 2004, our billing rates for worked performed both onsite as well as offshore improved approximately 3% compared to the quarter ended March 31, 2004. However, there can be no assurance that this level of improvement can be sustained.

     An economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.

     Approximately 66% of our Global IT Services and Products revenue are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

     We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.

     We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

     The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

     Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

     Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.

     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.

     Our Global IT Services and Products service revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client.

     We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Transco, our largest client for the three months ended June 30, 2003 and 2004, accounted for 5% of our Global IT Services and Products revenue. For the same periods, our ten largest clients accounted for 33% and 31% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.

     There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to challenging economic environment and consequently have reduced the volume of business with us. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on revenue from services rendered to any one client.

     Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenue to decline.

     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting and decreased the number of its grants. This restriction and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of June 30, 2004, the majority of our personnel in the United States held H-1B visas (1,121 persons) or L-1 visas (1,569 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government’s fiscal year ended December 31, 2000. The U.S. Citizenship and Immigration Service has recently limited the number of H-1B visas that may be granted in fiscal year 2004 to 65,000 from 195,000 in each of the prior three years. As of March 2003, according to India’s National Association of Software and Service Industries (NASSCOM), the number of H-1 visas issued to Indian IT professionals dropped from 77,000 in 2001 to 33,000 in 2002 while the 2003 level is expected to be around 30,000. While we anticipated that this limit would be reached before the end of the U.S. Government’s fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.

     Approximately 33% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. The rapid economic slowdown in the U.S. may adversely affect the growth prospects of these companies. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

     Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

     We offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

     Currently, we have software development facilities in six countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In addition, our international expansion strategy in Southeast Asia, particularly in China, may face difficulty resulting from the outbreak of Severe Acute Respiratory Syndrome or SARS or other contagious diseases. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

     Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

     The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

     Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.

     Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.

     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.

     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

     Our revenues could be significantly affected if the governments, in geographies we operate in, restrict companies from outsourcing work to foreign corporations

     In the U.S., there is a nascent economic recovery, however the unemployment levels have not declined significantly from the pre- economic recovery levels. There has been concern among the legislators about the impact of outsourcing on unemployment levels in the U.S. Laws have been proposed to prohibit federal and state governments from outsourcing IT and IT enabled services to foreign corporations. Legislators have also proposed to introduce economic deterrents for U.S. companies outsourcing work to foreign corporations.

     Independent research agencies have conducted research and concluded that outsourcing benefits the U.S. economy. Several U.S. companies have also supported outsourcing as a competitive advantage. However, if the proposed laws come into effect it would adversely affect our revenues and profitability.

     Our BPO services revenue depend to a large extent on a small number of clients, and our revenue could decline if a major client reduces the volume of services obtained from us

     We currently derive, and believe we will continue to derive, a significant portion of our BPO services revenue from a limited number of corporate clients. The reduction in volume of work done to a major client could result in a reduction of our revenue.

     There are a number of factors that could cause the loss of a client and such factors are not predictable. We could fail to achieve performance standards due to a lack of clarity between us and the client on the performance standards or due to deficiencies in processes. In certain cases, a client could reduce their spending on such services due to a challenging economic environment and consequently reduce the volume and profitability of business with

us. In other cases, a client could reduce its spending on such services with us and form internal competing operations in the U.S., India or other price competitive geographies.

     We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

     Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise protect us from liability for damages.

     Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

     We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. The International Accounting Standards Board requires recording the fair value of stock options issued to employees as an expense. The Financial Accounting Standards Board is also proposing an accounting standard on similar lines. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected.

     Risks Related to Investments in Indian Companies.

     We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

     Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2003 and 2004 our tax benefits were Rs. 500 million and Rs. 780 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the government of India could enact similar laws in the future, which could further impair our other tax incentives.

     On or about March 25, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in Software Technology Parks of India (STPI). The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, or approximately US$ 57 million. Based on our assessment of the merits of the claim, we have made a provision in the amount of Rs. 300 million, or approximately US$ 6.5 million on our balance sheet. In the opinion of management, the remainder of the amount referred to in the assessment order is without merit. We filed an appeal before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), on April 22, 2004 challenging the assessment order. Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

     Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is high due to terrorist incidents in India and the aggravated geopolitical situation in the region. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Political instability in the Indian government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The last general elections were held in the month of May 2004. The ruling coalition government, which has over last several years, pushed significant economic reforms was voted out of power and a new coalition government has come to the helm. The new government has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous government. Although we believe that it is more likely than not that the process of economic liberalization will continue, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     The new government is a coalition of several parties and withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not require prior approvals for IT companies like us. If we are required to seek the approval of the government of India and the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, that would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting the acquisition of companies organized outside India for a transaction value not exceeding 100% of the networth of the acquiring company and:

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

     We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

     It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.

     We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

     We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

     Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

     Risks Related to the ADSs

     Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.

     Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

     An active or liquid trading market for our ADSs is not assured.

     An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

     Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

     Except under limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since foreign exchange controls are in effect in India, the Reserve Bank of India will also approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve

Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

     Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

     An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

     Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

     ADS holders may be restricted in their ability to exercise voting rights.

     At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 4.

Controls and Procedures

Evaluation of disclosure controls and procedures.

     Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 6-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the disclosure controls and procedures are effective and ensure that material information relating to Wipro is made known to them by others within the Company and to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act of 1934 is recorded, processed, summarized and reported appropriately.

Change in internal control over financial reporting.

     There was no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 6-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal proceedings

     Income tax. In the year ended March 31, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, or approximately US$ 57 million. Based on our assessment of the merits of the claim, we have made a provision in the amount of Rs. 300 million, or approximately US$ 6.5 million. In the opinion of management, the remainder of the amount referred to in the assessment order is without merit. We filed an appeal before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), on April 22, 2004 challenging the assessment order. Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

     Intellectual property. By letters dated July 10 and October 8, 2003, attorneys for Louis J. Cutrona, Jr. and Winpro, Inc. (collectively “Winpro”) alleged that Wipro’s use of its WIPRO name and trademark in the United States constitutes infringement of Winpro’s rights. On July 10, 2003, Winpro petitioned the U.S. Patent and Trademark Office (“PTO”) to cancel Wipro’s federally registered WIPRO trademark. By letter to Winpro dated August 12, 2003, Wipro denied Winpro’s allegations. On September 12, 2003, Winpro filed with the PTO an amended petition, alleging trademark infringement and seeking cancellation of the WIPRO registration. On December 19, 2003, Wipro filed with the PTO an answer denying the substantive allegations of the amended petition and asserting various affirmative defenses. Significantly, while the PTO has jurisdiction to cancel the trademark registration, it may not award money damages or issue an injunction. Although we believe that Winpro’s allegations are without merit, the results of this claim cannot be predicted with certainty. Should we fail to prevail in this matter, our results of operations or financial condition may be adversely affected.

Item 2. Changes in Securities and Use of Proceeds

     On October 19, 2000, we completed our initial public offering in the United States, or U.S. IPO, of 9,487,500 American Depositary Shares representing 9,487,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters’ over allotment option consisting of 1,237,500 American Depositary Shares representing 1,237,500 equity shares), at a public offering price of $13.79 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the “Registration Statement”). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the U.S. IPO.

     We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

     Net proceeds from the offering were invested in highly liquid money market instruments. In July 2002 we acquired a 62% equity interest in Spectramind e-Services Private Limited for a consideration of Rs 3,691 million ($75.82 million) in cash. A portion of the consideration amounting to $ 60.49 million was paid out of net proceeds from the offering. In December 2002, we acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,180 million ($ 24.58 million). A portion of the consideration, amounting to $ 21.46 million, was paid out of the net proceeds from the offering. In May 2003, we acquired Wipro Nervewire for an aggregate consideration of Rs 836 million ($17.7 million). The consideration, amounting to $ 17.7 million, was paid out of the net proceeds from the offering. The balance of net proceeds from the offering was brought back to India. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3. Default upon senior securities

     None

Item 4. Submission of matters to a vote of security holders.

a.	We held our Annual General Meeting of shareholders (AGM) on June 11, 2004.

b.	The following directors retired by rotation at the AGM held on June 11, 2004 and, being eligible for re-election, offered themselves for re-election as directors’ of the Company.

Mr B C Prabhakar — Elected unanimously

Mr N Vaghul — Elected unanimously

The following other directors term of office continued:

Mr Azim H Premji

Mr Vivek Paul

Dr Ashok Ganguly

Prof. Eisuke Sakakibara

Dr Jagdish N Sheth

Mr P M Sinha

c.	The following is a brief description of the matters voted upon at our AGM held on June 11, 2004, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

ORDINARY BUSINESS

	Brief description of the		Votes Against/	Abstentions/Broker
Sl. No.	matter put to vote	Votes for *	Withheld	Non-Votes
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2004 and the Profit and Loss Account for the year ended on that data and the Report of Directors and Auditors thereon	240	Nil	Nil
2.	To declare final dividend and one time dividend on equity shares	240	Nil	Nil
3.	To appoint Mr B C Prabhakar as Director to fill the vacancy left by his retirement by rotation.	240	Nil	Nil
4.	To appoint Mr N Vaghul as Director to fill the vacancy left by his retirement by rotation	240	Nil	Nil
5.	To appoint N M Raiji & Co., Chartered Accountants, as auditors to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting and to fix their remuneration	240	Nil	Nil
SPECIAL BUSINESS
6.	To approve by way of an Ordinary Resolution in terms of Section 269, 301, 311 and other applicable provisions, if any under the Companies Act, 1956, the re-appointment of Mr Vivek Paul, Vice Chairman and Chief Executive Officer of the Company’s Technologies Business for a further period of five years with effect from July 26, 2004, on the same terms and conditions as was applicable up to July 25, 2004.	240	Nil	Nil
7.	To approve amendment to the Memorandum of Association consequent to increase in the authorized share capital	240	Nil	Nil
8.	To approve amendment to the Articles of Association consequent to increase in the authorized share capital	240	Nil	Nil
9.	To approve issue of bonus shares in the ratio of 2:1	240	Nil	Nil
10.	To approve delisting of Company’s securities from certain Indian stock exchanges	240	Nil	Nil

	Brief description of the		Votes Against/	Abstentions/Broker
Sl. No.	matter put to vote	Votes for *	Withheld	Non-Votes
11.	To approve issue of Restricted Stock Units linked to equity shares through American Depository Receipts pursuant to ADS Restricted Stock Unit Plan 2004	240	Nil	Nil
12.	To approve issue of Restricted Stock Units linked to equity shares pursuant to Restricted Stock Unit Plan 2004	240	Nil	Nil

*	Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such a proxy shall have a vote on the show of hands as if he were a member.

     Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be proportion to his share of the paid up capital of the Company.

     The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

Item 5. Other information

None

Item 6: Exhibits and reports

     We have not filed any reports on Form 8-K during the quarter ended June 30, 2004. As a foreign private issuer, we do not file reports on Form 8-K. During the quarter ended June 30, 2004, we furnished the following reports on Form 6-K:

    a) Report furnished on May 25, 2004 containing our year ended March 31, 2004 that we mailed to holders of our Equity Shares and our American Depository Shares.

     b) Report furnished on May 19, 2004, containing information about income tax assessment order received in March 2004.

     c) Report furnished on May 07, 2004, containing notification from existing US GAAP accountants, KPMG (Registered), an Indian partnership, (“ KPMG India”) that for the fiscal year ended March 31, 2004, KPMG LLP, a UK limited liability partnership (“KPMG LLP”) would serve as the Company’s US GAAP accountants.

     d) Report furnished on April 20, 2004, containing both US GAAP and Indian GAAP press releases announcing our results of operations for the three months and financial year ended March 31, 2004, as well as transcripts from the related press conference, two teleconferences with investors and analysts and question-and-answer session/interviews with analysts from CNBC India, Dow Jones Newswires, Economic Times and the Times of India and advertisements in certain Indian newspapers.

     The Exhibit Index attached hereto is incorporated by reference to this item.

EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.
*3.2	Memorandum of Association of Wipro Limited, as amended.
*3.3	Certificate of Incorporation of Wipro Limited, as amended.
*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).
*4.2	Wipro’s specimen certificate for equity shares.
19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2004.
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.

     * Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: August 16, 2004	WIPRO LIMITED

	By:	/s/ Suresh C. Senapaty
Suresh C. Senapaty Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.
*3.2	Memorandum of Association of Wipro Limited, as amended.
*3.3	Certificate of Incorporation of Wipro Limited, as amended.
*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).
*4.2	Wipro’s specimen certificate for equity shares.
19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2004.
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.

     * Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.